SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission file number for securities registered
pursuant to Section 12 (b) of the Act: 0-32245

Commission file number for securities registered
pursuant to Section 12 (g) of the Act: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Alberto 366, Colonia Anahuac
11320 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil enters into exclusive negotiations to acquire a stake in Olimpia

MEXICO CITY, Mexico, April 1, 2007 -- América Móvil, S.A.B de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that it has reached an agreement to enter into exclusive negotiations with Pirelli & C. S.p.A. (“Pirelli”), in conjunction with Teléfonos de México, S.A.B. de C.V. (“Telmex”), to acquire from Pirelli and Sintonia one-third of the share capital of the Italian company, Olimpia. This company owns 18% of the ordinary shares of Telecom Italia.

The completion of the transaction, which is subject, among others things, to final documentation and regulatory approvals, would lead to the reduction of the ownership interests of Pirelli and Sintonia in Olimpia, from a combined 100% today to one-third of the total stock at the closing of the transaction. América Móvil and Telmex will acquire one third of the stock of Olimpia, in equal parts. The other-third of the stock will be purchased by U.S. telecommunications company, AT&T.

Through this potential transaction América Móvil intends to promote the growth of Telecom Italia, a state-of-the-art telecommunications company with operations in Europe and Latin America. The company looks forward to the opportunity of working together with a group of Italian investors who share its views of the great potential this company has.

About AMX

AMX is the leading provider of wireless services in Latin America. As of December, 2006 it had 125 million wireless subscribers and 2 million fixed wirelines in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2007

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer